Exhibit 99.1
Ninetowns Appoints GHP Horwath as Independent Registered Public Accounting Firm
Tuesday November 4, 7:00 am ET
BEIJING, Nov. 4 /Xinhua-PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, announced today that it appointed GHP Horwath, P.C. (“GHP Horwath”) as its independent registered public accounting firm for the fiscal year ending December 31, 2008. The appointment comes following the resignation of Deloitte Touche Tohmatsu CPA, Ltd. (“Deloitte”) on the same date as the independent registered public accounting firm of the Company, due to the fact that Deloitte and the Company could not reach an agreement on the audit fee for the fiscal year ending December 31, 2008. There were no disagreements between the Company and Deloitte on any matter of accounting principles, financial disclosure or audit procedures.
The decision to change independent registered public accounting firm was recommended by the board of directors and approved by the audit committee of the Company on November 4, 2008.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For further information, please contact:
Ninetowns Internet Technology Group Company Limited
Helen Wu
Investor Relations
Tel:     +86-10-6589-9901
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel:     +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel:     +852-3196-3712
Email: ninetowns@taylor-rafferty.com
Source: Ninetowns Internet Technology Group Company Limited